[Qimonda AG Letterhead]

Qimonda AG • Postfach 83 07 12 • 81707 München

United States Securities and Exchange Commission Attn. Kevin L. Vaughn Washington, D.C. 20549 USA

Name/Department	Phone/Fax/E-mail	Our sign	Your letter	Date
François Eksteen	+49 (0)89 60088 - 3065	QAG		June 2, 2008
QAG AFR ARR	+49 (0)89 60088 - 443065 francois.eksteen@qimonda.com

Re:	Qimonda AG Form 20-F for the Fiscal Year Ended September 30, 2007 File No. 001-32972

Dear Mr. Vaughn:

By letter dated April 30, 2008, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the annual report for the year ended September 30, 2007 on Form 20-F (File No. 001-32972) (the “Form 20-F”) filed on November 16, 2007 by Qimonda AG (the “Company”) and the reports on Form 6-K filed on April 22, 2008 and April 24, 2008 by the Company. This letter sets forth the Company’s responses to the Staff’s comments on those filings.

For convenience, we have reproduced below in italics each of the Staff’s comments and have provided responses immediately below the comments.

Form 20-F as of September 30, 2007

Management, page 117

Committees of the Supervisory Board, page 119

1.

We note your disclosure that the Investment, Finance and Audit Committee provides a recommendation to the Supervisory Board with respect to the appointment of your independent auditor. Please tell us how this procedure complies with the requirements of Rule 10A-3(b)(2) of the Exchange Act.

Qimonda AG

Postal address Postfach 83 07 12 • 81707 München

Headquarters Gustav-Heinemann-Ring 212 • 81739 München • Tel +49 (0)89 60088 0 • www.qimonda.com

Chairman of the Supervisory Board Peter J. Fischl Board Kin Wah Loh (CEO) • Dr. Michael Majerus • Thomas J. Seifert

Commercial register at Amtsgericht München HRB 152545 Registered office München

Response:

Rule 10A-3(b)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides that the audit committee must be directly responsible for the appointment of the independent auditor. Section 119(1)(4) of the German Stock Corporation Act (Aktiengesetz) requires that the meeting of shareholders resolves on the appointment of the independent auditor, and Section 124(3) of the Stock Corporation Act provides that the supervisory board makes proposals to be voted upon at the meeting of shareholders. In accordance with Rule 10A-3(b)(2), we have delegated the decision making on the appointment of the independent auditor to the Investment, Finance and Audit Committee of the Supervisory Board. Once the audit committee has – as envisaged by Rule 10A-3 and the policy underlying it – conducted the necessary investigations and deliberations permitting it to reach its decision on the independent auditor, that decision has to be formally made by the shareholders. Accordingly, the Investment, Finance and Audit Committee provides its recommendation (reflecting its investigation and deliberation, and in the form of a draft shareholder resolution to be voted upon on an up-or-down basis) and delivers that recommendation to the Supervisory Board for inclusion in the agenda for the meeting of shareholders. While the Investment, Finance and Audit Committee may prepare the resolution, German law does not permit it to make the final binding decision on retention of the independent auditor (Section 119(1)(4) of the German Stock Corporation Act) – this power is exclusively reserved to the shareholders. We believe that by preparing the resolution that by law may only be adopted by the shareholders, the Investment, Finance and Audit Committee is bearing direct responsibility for the appointment of the independent auditor and therefore is in compliance with Rule 10A-3(b)(2) of the Exchange Act.

Related Party Transactions and Relationships, page 127

2.

Please quantify for us the amounts paid to related parties under each of the related-party agreements during the past fiscal year. Also provide us your analysis supporting your conclusion that (1) these amounts need not be disclosed in this section and (2) this section need not contain disclosure regarding:

•	your costs related to Securities Act registration of your shares held by Infineon, and
•

how that registration, which facilitates hedging transactions that may have a negative effect on your stock price as disclosed on page 29, facilitates Infineon’s offering of its securities and reduces Infineon’s cost of capital.

3.	Please reconcile your disclosure in this section to the disclosure in Note 27 to your financial statements.

Page 2 of 9 to the letter of June 2, 2008

Response:

Purchases from related parties during the year ended September 30, 2007 under related-party agreements were as follows:

in Euro million	FY 2007
Infineon Dresden 200mm facility wafer purchases	183
Information technology services	50
Research & development services	21
General support services	13
Production services	7
Other services, mainly rent and employee-related	20
Purchases from Infineon group companies (note 27)	294

Payments are generally made in the following month.

We acknowledge the Staff’s comment and in the future we will provide a similarly detailed break down in our related party transactions disclosure section in addition to the note disclosure. However, following the termination of the Infineon Dresden 200mm facility wafer purchase agreement in November 2007 we expect the overall significance of these amounts to decline.

In connection with Infineon’s secondary offer and sale of American Depositary Shares (“ADSs”) representing shares in our Company pursuant to a prospectus supplement dated September 20, 2007 (the “September Prospectus”), Infineon assumed all out of pocket costs related to the registration of the ADSs that were sold under the Securities Act of 1933, as amended (the “Securities Act”). Under German law, the Company is prevented from making any payments or transfers of assets to shareholders in the Company. Since the Company received no benefit from Infineon’s sale of our ADSs, we were restricted under German law from assuming the costs related to the registration, offer and sale under the Securities Act of ADSs pursuant to the September Prospectus, and therefore assumed no such costs.

Concurrently with that offering, an affiliate of Infineon placed notes exchangeable into our ADSs (the “Notes”) in a transaction exempt from registration under the Securities Act. In order to make the Notes more attractive to prospective investors, Infineon entered into an ADS lending agreement with an affiliate of one of the underwriters in that offering. We understand that investors in securities convertible or exchangeable into equity securities typically hedge their positions in the convertible or exchangeable securities by entering into transactions involving the underlying equity securities. The underwriters in that

Page 3 of 9 to the letter of June 2, 2008

offering advised Infineon and us that the public float of our shares would not be large enough to support all hedging transactions some investors might need to execute. The registration of those ADSs therefore facilitated Infineon’s offering of its securities. Infineon, as stated in the September Prospectus, has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of its Annual Shareholder Meeting in 2009. As far as we are aware, Infineon’s cost of capital was not a material consideration in these transactions.

Combined and Consolidated Financial Statements, page F-1

Note 1, Description of Business, Formation and Basis of Presentations, page F-7

Formation, page F-7

4.

We note that Infineon’s investments in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) have not yet been legally transferred to you but that your financial statements include your share of the income of AMTC and BAC for all the periods presented. Additionally, we note from page 82 that the AMTC and BAC interests are held by Infineon for Qimonda’s economic benefit pursuant to the contribution agreement and “that for as long as Infineon holds Qimonda’s interests in AMTC and BAC, Qimonda must exercise its shareholder rights with respect to these investments through Infineon.” In light of these disclosures that you do not hold a direct ownership in the stock of AMTC or BAC, please tell us why you believe it is appropriate to account for your beneficial interests in theses entities as an equity method investment. Specifically, discuss your analysis of whether your arrangements with Infineon give you the ability to exercise significant influence over operating and financial policies of each of AMTC and BAC. Please refer to APB 18.

Response:

We have filed the carve-out and contribution agreement with Infineon dated April 25, 2006 (the “Contribution Agreement”) as Exhibit 4(i)(A) to our Form 20-F.

Prior to our carve-out from Infineon, Infineon accounted for its investment in AMTC and BAC by applying the equity method pursuant to APB 18. AMTC and BAC were carved out as memory product investments because their operations relate to memory product semiconductors, and as such, they were owned and operated on behalf of the memory product business. Our historical (pre-carve out) financial statements reflect AMTC and BAC as memory product investments consistent with SAB Topic 1.B. As set

Page 4 of 9 to the letter of June 2, 2008

out in the Contribution Agreement, Infineon assigned and transferred to us all of its shares in AMTC and BAC, representing 33.3% of the voting stock in each entity. While we accepted the transfer and assignment and all rights arising from these shares, the legal transfer was subject to the consent of the other partners in AMTC and BAC that had not been received as of September 30, 2007. Based on our negotiations and ongoing management relationship with Infineon at the time of the carve-out, Infineon management consented that until the legal transfer occurred, Infineon would act as we direct with respect to shareholder matters. The shares in AMTC and BAC were legally transferred to us on January 11, 2008 and January 21, 2008, respectively.

According to APB 18, the equity method is applied to investments where the investor has an ability to exercise significant influence over operating and financial policies. An investment (direct or indirect) of 20% or more of the voting stock creates a presumption in the absence of evidence to the contrary, that an investor has the ability to exercise significant influence. In addition to our agreement with Infineon, we believe that our significant influence is indicated through various means including representation on the board of directors of both AMTC and BAC.

Therefore, we believe that we exercised significant influence over the operating and financial policies of AMTC and BAC during the periods presented, and we continue to exercise significant influence in both companies.

5.

As a related matter, we note on page F-30 that the aggregate net income from associated companies was $277 million. Please tell us how you considered the requirement for financial statements in accordance with Rule 3-09 of Regulation S-X for AMTC and BAC.

Response:

The U.S. GAAP net income of associated companies for the year ended September 30, 2007 and our investment in associated companies as of September 30, 2007 consists of the following:

in Euro million	Net Income	Company’s investment
Inotera Memories Inc. (“Inotera”)	274.0	615
AMTC	2.7	6
BAC	0.6	6
Total	277.3	627

Page 5 of 9 to the letter of June 2, 2008

On April 15, 2008, we filed the financial statements of Inotera for its financial year ended December 31, 2007 in accordance with Rule 3-09 of Regulation S-X in our annual report for our fiscal year ended September 30, 2007 on Form 20-F/A.

The following table breaks down our consideration of the requirements for filing financial statements in accordance with Rule 3-09 of Regulation S-X for AMTC and BAC.

in Euro million unless otherwise noted	AMTC	BAC
Company’s consolidated income (loss) before income taxes	(239)	(239)
Company’s average consolidated income for the last five fiscal years
pursuant to Rule 1-02(w) computational note 2	91	92
Company’s consolidated income before income taxes for test purposes	91	92
Company’s equity in income of associated company	0.9	0.2
Company’s equity in income as percentage of Company’s
consolidated income before income taxes for test purposes	1.0%	0.2%
Company’s consolidated total assets	5,381	5,381
Company’s investment as percentage of Company’s consolidated
total assets	0.1%	0.1%

As demonstrated in the above table, AMTC and BAC do not qualify as significant subsidiaries under Rule 1-02(w) of Regulation S-X and we are not required to file financial statements in accordance with Rule 3-09 of Regulation S-X.

Note 24. Stock-based Compensation, page F-37

Fair value disclosures of Qimonda Stock Option Plan, page F-39

6.

We note that you used a combination of historical and implied volatility. Discuss your evaluation of the factors listed in Questions 2 and 3 of SAB Topic 14.D.1 in relying on a blended volatility. As applicable, please revise future filings to provide the disclosures in Question 5 of SAB Topic 14.D.1. Please also expand your disclosures in the Critical Accounting Policies section to address your use of a blended volatility.

Page 6 of 9 to the letter of June 2, 2008

Response:

The disclosure on page F-39 relates to the only stock option grant we have made to date. Our evaluation of the factors listed in Question 2 (regarding historical volatility) and Question 3 (regarding implied volatility) of SAB Topic 14.D.1 are discussed below.

Since our stock had only been listed since August 9, 2006, there was limited data available to calculate the historical volatility of Qimonda stock at the option grant date. To determine historical volatility, we considered an equally weighted basket of listed comparative companies, i.e. Infineon, Micron, Hynix and Elpida, which are closely related to our business and whose share price could reasonably be assumed to behave in a similar manner to our stock. We considered historical volatility over a period commensurate with the estimated expected option term and used daily price observations. The estimated expected option term takes into account post-vesting termination rates and the sub-optimal exercise behavior. We did not consider any adjustments for future events, since there have not been such events that market participants would reasonably consider in making an estimation of volatility. As stated in SFAS No. 123R paragraph A32(a), “If an entity’s share price was extremely volatile for an identifiable period of time, for instance, due to a general market decline, that entity might place less weight on its volatility during that period of time because of possible mean reversion.” In considering historical volatility, we excluded the extremely volatile period between 1999 and 2002 related to the dot.com boom and bust which could not reasonably be expected to reoccur during the expected option term.

In considering implied volatility, we found very few traded options from which to derive a measure of implied volatility. Given our share’s limited trading history, we anticipated that marketplace participants would likely look to peer companies when estimating implied volatility. As a result, we considered the same basket of companies described in the previous paragraph to determine implied volatility. The traded option data from those companies was analyzed to synchronize variables and use similar exercise prices and terms to the extent possible.

Statement 123R does not specify a particular method of estimating expected volatility. Instead, the objective in estimating expected volatility is to ascertain the assumptions about expected volatility that marketplace participants would likely use in determining an exchange price for an option. Based on our facts and circumstances outlined above, we believe that the combination of both historical and implied volatility results in an estimate of expected volatility that is both reasonable and supportable and one that market participants would likely use to determine an option price.

Page 7 of 9 to the letter of June 2, 2008

We acknowledge the Staff’s comment with regards to disclosure in Question 5 of SAB Topic 14.D.1 and the Critical Accounting Policies section. We advise the Staff that we will review and revise our disclosure to address the disclosures in Question 5 of SAB Topic 14.D.1 as applicable. We respectfully submit that given the insignificant amounts of compensation expense resulting from our stock option plan as a whole, the determination of volatility would not currently meet the threshold of a Critical Accounting Policy in Management’s Discussion and Analysis (“MD&A”). Should such amounts become material, we would add disclosure in our MD&A in addition to our expanded financial statement footnote disclosures.

Forms 6-K filed on April 22, 2008 and April 24, 2008

7.	Please do not change the language that is required to appear on the Signatures page. For example, we note the changes in your Forms 6-K filed April 22, 2008 and April 24, 2008.

Response:

We acknowledge the Staff’s comment and advise the Staff that we will amend our language on the Signatures page in future filings to conform to the language that is required on Form 6-K.

* * * * *

Page 8 of 9 to the letter of June 2, 2008

On behalf of the Company, the undersigned hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to call François Eksteen, Senior Director Financial Accounting and Financial Reporting, at +49 89 60088-3065. Alternatively, you may call our counsel Ward Greenberg or Steve Benham at Cleary Gottlieb Steen & Hamilton LLP at +49 69 97103-0.

Very truly yours,
Qimonda AG

By:	/s/ Dr. Michael Majerus
Name:	Dr. Michael Majerus
Title:	Chief Financial Officer

By:	/s/ Torsten Klee
Name:	Torsten Klee
Title:	Head of Accounting

Page 9 of 9 to the letter of June 2, 2008